July 9, 2018

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DCP Midstream, LP
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-32678

Dear Ms. Thompson:

Set forth below are the responses of DCP Midstream, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2018, with respect to the review of the Partnership’s Form 10-K for the year ended December 31, 2017 (File No. 001-32678) filed with the Commission on February 26, 2018 (the “Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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Financial Statements for the Year Ended December 31, 2017

Note 10. Investments in Unconsolidated Affiliates, page 105

1.	Comment: We note that following the January 1, 2017 Transaction you own 66.67% of DCP Sand Hills Pipeline, LLC and 66.67% of DCP Southern Hills Pipeline, LLC. We note that you are accounting for your investments in these entities as equity method investments. Please explain to us in reasonable detail why equity method accounting rather than consolidation is appropriate and in accordance with GAAP for these investments. Please refer to ASC 810.

Response: The Partnership has assessed its 66.67 percent ownership interests in DCP Sand Hills Pipeline, LLC (“Sand Hills”) and DCP Southern Hills Pipeline, LLC (“Southern Hills”) subsequent to the January 1, 2017 Transaction to determine whether and how to consolidate another entity by applying the guidance from ASC 810-10. The remaining 33.33 percent ownership interests in each of Sand Hills and Southern Hills are owned by Phillips 66.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

The general oversight and decision-making responsibilities are made by the respective management committees of Sand Hills and Southern Hills. The management committees of each entity consist of representatives from the respective members, and the members have the ability to make decisions about the key activities involving the assets. The Partnership serves as the managing member of Sand Hills and Southern Hills, but the authority of the managing member is limited by any capital operations budget or business approved by the management committees, and therefore, each member has proportional voting rights.

Under the amendments within FASB ASU No. 2015-02, Amendments to the Consolidation Analysis, a limited partnership is considered a variable interest entity (“VIE”) regardless of whether it otherwise qualifies as a voting interest entity unless a simple majority or lower threshold (including a single limited partner) of the “unrelated” limited partners (partners other than the general partner) have substantive kick-out rights (including liquidation rights) or participating rights. The limited member (Phillips 66) does not have substantive kick-out rights, but it does have substantive participating rights. Under the LLC Agreements for each of Sand Hills and Southern Hills, an 85 percent vote is required for all key or significant decisions involving the entities (the Partnership has a total of 66.67 percent of the voting rights), and the non-managing members are effectively participating in significant decisions. Therefore, Sand Hills and Southern Hills are not considered VIEs, and must be evaluated under the voting interest model.

The voting interest model focuses on who controls the entity. A managing member (similar to a general partner of a limited partnership) is assumed to control an entity unless the limited partners have substantive participating rights or substantive kick-out rights (ability to dissolve or liquidate the partnership or remove the general partner). Since an 85 percent vote is required for all key or significant decisions, the non-managing member (Phillips 66) is effectively participating in significant decisions and precludes the Partnership from exercising unilateral control over Sand Hills and Southern Hills, therefore, the consolidation criteria were not met under the voting interest model.

Additionally, the equity method of accounting (over accounting for the investment under ASC 325 – Investments – Other) was determined to be appropriate because the Partnership is able to significantly influence Sand Hills and Southern Hills through its 66.67 percent ownership interest.

2.	Comment: We note that following the Transaction, the investment in DCP Southern Hills Pipeline, LLC appears to be material under the income test for the year ended December 31, 2016. If you believe that DCP Southern Hills Pipeline, LLC continues to be properly accounted for as an equity method investee in accordance with GAAP, please tell us how you considered providing separate financial statements for this entity under Rule 3-09 of Regulation S-X.

Response: The Partnership performs a significance test under Rule 3-09 of Regulation S-X for subsidiaries not consolidated. Under Rule 1-02(w) of Regulation S-X, if the income of the registrant for the most recent fiscal year is at least 10 percent lower than the average of

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

the income for the last five fiscal years, such average income should be used for the significance computation. We calculated the average net income, before the impact of income taxes and excluding net income attributable to non-controlling interests as follows (in millions, as retrospectively adjusted for the January 1, 2017 Transaction, in the Partnership’s Form 8-K filed with the Commission on May 24, 2017):

2016	$134
2015	—	(973) - loss excluded from average
2014	558
2013	589
2012	580

Income subtotal	$1,861

Five-year average	$372
Significance	12%	($44/$372)

The Partnership’s income from DCP Southern Hills Pipeline, LLC is not material under the income test for the year ended December 31, 2016 as the $44 million of equity earnings accounts for 12 percent of the Partnership’s average income for the last five fiscal years, which is less than the 20 percent threshold. As DCP Southern Hills Pipeline, LLC was also not material under the asset test, separate financial statements were not required under Rule 3-09 of Regulation S-X.

Note 11. Fair Value Measurement

Nonfinancial Assets and Liabilities, page 108

3.	Comment: We note your disclosure that during the year ended December 31, 2017, you recognized impairments of property, plant and equipment, intangible assets and investment in unconsolidated affiliates of $48 million. Please tell us and disclose a description of the impaired long-lived asset or asset group and the facts and circumstances leading to the impairment. Refer to ASC 360-10-50-2.

Response: It is the Partnership’s practice to perform an analysis for the identification of impairment indicators on a quarterly basis considering many factors that could indicate an asset group’s carrying value may not be recoverable. As part of our assessments for potential impairment of our long-lived assets, we evaluate the qualitative factors within ASC 360-10-35-21 as well as other qualitative and quantitative factors not listed under ASC 360-10-35-21 that are unique to our business. These other factors unique to our business include current volumes being processed in relation to our forecast and historical results, knowledge of the producers’ current and future operations that our systems serve, industry information regarding drilling in the areas where our assets are located, the existence of reserves that are currently economically recoverable and based on forecasted conditions, our ability to utilize

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

the components of our physical assets to generate efficiencies which may include strategic sales of certain components, operating cost savings measures and contract adjustments with producers when warranted, along with our expectation of future pricing and its impact on producers in our operating areas. In evaluating these factors, we consider both internal and external information such as publicly available information related to producers, rig counts and drilling information, industry publications, media reports, detailed discussions with producers, and internally developed models and reports, among others. We incorporate both negative and positive evidence into our assessment. These factors are consistent with other forward-looking information prepared by the Partnership, such as forward-looking information used for internal budgets, discussions with lenders or third parties, and reporting to management.

During the third quarter of 2017, the Partnership recorded an impairment charge of $47 million related to property, plant and equipment and intangible assets for a specific asset group within the South region of the Gathering and Processing segment. The Partnership also recorded a $1 million impairment related to an immaterial investment in unconsolidated affiliates. The Partnership’s management considered alternate long-term strategies for the specific asset group within our South Region. As it was determined there would be a significant repurposing of the asset, management of the Partnership determined that a triggering event occurred during the quarter requiring further analysis.

The net book value of assets exceeded the undiscounted cash flows, therefore a fair value calculation was required. Management estimated the fair value of future cash flows by forecasting the useful lives of the assets, future commodity prices, volumes, operating costs, and selecting the discount rate that reflected the risk inherent in future cash flows. This impairment analysis resulted in an impairment of approximately $47 million, as noted in the Consolidated Statements of Operations as well as segment footnote disclosures.

Management determined that this repurposing of an asset was isolated to this specific asset group in the South region, which operates independently from other assets within or outside of the region. There were no other impairment indicators which existed in other assets or asset groups requiring additional impairment analyses.

The Partnership disclosed elements of the impairment in the 10-K as follows:

•	The impaired assets are described on page 57, within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Asset impairments in 2017 represent the impairment of property, plant and equipment and intangible assets in our South region.

•	The rationale for the impairment is described on Page 79, within Item 7, under Critical Accounting Policies and Estimates—Using the impairment review methodology described herein, we recorded a $47 million impairment charge on long-lived assets during the year ended December 31, 2017 when it was determined that the carrying value of an asset group was not recoverable.

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

•	In addition, we described the methodology for determining fair value in the Nonfinancial Assets and Liabilities section referenced on page 109 in Footnote 11. Fair Value Measurement.

•	The impairment loss was stated in the Consolidated Statements of Operations as well as on page 128 in Footnote 21. Business Segments.

In applicable future filings, we will ensure the description of the asset and the facts and circumstances leading to the impairment is disclosed in Footnote 11. Fair Value Measurement. An example revised disclosure is provided below:

During the nine months ended September 30, 2017, we recognized impairments of property, plant and equipment, intangible assets and investment in unconsolidated affiliates of $48 million in our condensed consolidated statement of operations as summarized in the table below. The Partnership’s management considered alternate long-term strategies for the specific asset group within our South Region. As it was determined there would be a significant repurposing of the asset, management of the Partnership determined that a triggering event occurred during the third quarter 2017 requiring further analysis. Our impairment determinations involved significant assumptions and judgments. Differing assumptions regarding any of these inputs could have a significant effect on the various valuations. As such, the fair value measurements utilized within these models are classified as non-recurring Level 3 measurements in the fair value hierarchy because they are not observable from objective sources.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 140

4.	Comment: As previously agreed in your response to comment one in your response letter dated June 27, 2017, please revise your Management’s Report on Internal Control over Financial Reporting in future filings to clarify, if true, that you applied the 2013 COSO framework in your assessment. Please refer to Item 308(a)(2) of Regulation S-K.

Response: In evaluating the effectiveness of our internal control over financial reporting for the year ended December 31, 2017, management applied the 2013 COSO framework to perform the assessment. In future filings, we will ensure the version of the framework on which management’s evaluation is based is disclosed. An example revised disclosure is provided below:

Our management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the framework in “Internal Control—

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2017.

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Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

July 9, 2018

Please feel free to contact Mr. Michael S. Richards, Vice President and Deputy General Counsel, who can be reached at (303) 633-2912, if you should have any questions regarding the responses contained herein.

Very truly yours,

DCP Midstream, LP

By:	DCP Midstream GP, LP its general partner

By:	DCP Midstream GP, LLC its general partner

By:	/s/ Sean P. O’Brien
Name:	Sean P. O’Brien
Title:	Group Vice President and Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, U. S. Securities and Exchange Commission

Elizabeth Sellars, Staff Accountant, U. S. Securities and Exchange Commission

Michael S. Richards, DCP Midstream, LP

Lucy Stark, Holland & Hart LLP